650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 8, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ji Shin
Maryse Mills-Apenteng
David Edgar
Patrick Gilmore

Re:	Xactly Corporation
Registration Statement on Form S-1 (File No. 333-204288)
Filed May 19, 2015
CIK No. 0001322554

Ladies and Gentlemen:

On behalf of our client, Xactly Corporation (“Xactly” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 4, 2015 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, Xactly is concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement which has been filed publicly.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

General

1.	We are in receipt of your artwork and will contact you separately with comments.

The Company acknowledges and appreciates the comments that the Staff provided over the telephone with respect to the artwork. The Company has filed with the Registration Statement revised artwork for the review of the Staff that reflects such comments.

AUSTIN    BEIJING    BRUSSELS     HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Christopher W. Cabrera

Xactly Corporation

June 8, 2015

Risk Factors Risks related to our business

“Shifts over time in the mix of sizes or types of organizations…,” page 15

2.	We note your statement that the prices you charge each customer per subscriber are driven, in part, by subscriber attributes. Please disclose the subscriber attributes that impact pricing.

In response to the Staff’s comment, the Company has revised the risk factor and the MD&A to add a description of certain attributes that impact pricing.

Business

Case Studies, page 81

3.	We note your response to prior comment 4. It appears that the percentages you provided, without more, lack context, especially in light of your statement that the number of subscribers at each of your customers ranges from tens to thousands. Please revise to provide more meaningful disclosure with respect to the increase in subscribers at DocuSign and Twitter, for example, by providing the actual number of subscribers or by describing the growth in subscribers using a limited range, such as increases by tens, hundreds or thousands.

In response to the Staff’s comment, the Company has revised the DocuSign and Twitter case studies to refer to the changes that were in the hundreds of subscribers in addition to giving the growth percentage.

Part II

Item 16. Exhibits and Financial Statement Schedules

Exhibit 10.9

4.

We note your response to prior comment 7. Please file the disclosure letter as a separate exhibit or as an annex to Exhibit 10.9. While we note your assertion that the disclosure letter is not a material agreement, it is material to understanding the

Christopher W. Cabrera

Xactly Corporation

June 8, 2015

Amended and Restated Loan and Security Agreement, as it contains all the schedules relevant to the Agreement.

In response to the Staff’s comment, the Company has filed Exhibit 10.9 with the disclosure letter attached to it.

***

Please direct any questions with respect to this confidential submission to me at (650) 493-9300 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael E. Coke

Michael E. Coke

cc:	Christopher W. Cabrera, Xactly Corporation
Joseph C. Consul, Xactly Corporation
Colleen M. Pouliot, Xactly Corporation
Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.
Alan F. Denenberg, Davis Polk & Wardwell LLP